Exhibit 99.1

FOR IMMEDIATE RELEASE Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Provides Additional Commentary on Elan/Theravance Royalty Participation Agreement

▪	Agreement enables science and therapeutic diversification of the Elan business portfolio
▪	Transaction provides investment in one approved and three additional respiratory programs
▪	Transaction expected to be earnings accretive (pre-amortisation) from 2014
▪	Transaction fully leverages Elan’s unique business and financial structure
▪	Anticipate single digit tax rate on long term royalty cash flow from the four programs
▪	Significant after tax margin benefit ‘hard wired’ to shareholders through cash dividends
▪	Additional strategic transactions for Elan intended to be announced in the near term
▪	Company exploring related debt financing opportunities to optimize capital structure

Dublin, Ireland - May 13, 2013 - Elan Corporation, plc (NYSE: ELN) (Elan) provides additional commentary on today’s royalty participation agreement announcement between Elan and Theravance. As announced, Elan will make a one-time cash payment of $1.0 billion to Theravance in exchange for a 21% participation interest in the potential future royalty payments from four respiratory programs Theravance has partnered with GlaxoSmithKline plc (GSK) when, as and if received by Theravance. For more information on this transaction you can access the joint press release along with an Elan corporate presentation at www.elan.com.

Kelly Martin, Chief Executive Officer of Elan, said, “The transaction announced today is a truly unique opportunity. This investment enables our shareholders to gain exposure to four high quality, late stage assets within the large and growing global respiratory market. The commercial and marketing execution for these assets will be driven by GSK, the dominant global leader in this therapeutic area with a current market share of more than 40 percent.” Commenting further, Mr Martin added that “The opportunity to diversify our business across a number of dimensions, grow the P & L and offer our shareholders participation in additional high margin assets with the potential for extremely long term cash flow is attractive for the short, intermediate and long term. These four respiratory assets combined with Tysabri - currently approved for Relapsing Remitting Multiple Sclerosis - as well as their aggregated potential cash flow, provides a one of a kind financial platform and investment thesis for public equity investors globally.”

Mr Martin added, “The Theravance transaction is an important next step in the implementation of our strategy. It is, however, only one piece of the equation and to that end, we intend to make further announcements regarding other assets and specific opportunities in the near future.”

“All of our strategic activity has been, and will continue to be, consistent with our guiding principles of achieving balance from an investment, risk and return, and timeline perspective. We strongly believe that there are a multitude of attractive opportunities across all parts of the industry value chain – science, clinical and commercial – and we are excited about the prospects of utilizing and leveraging our business model and philosophy to create an attractive and sustainable investment proposition.”

Dividend to Shareholders
Elan will initiate a cash dividend policy enabling its shareholders to benefit directly from the long-term cash flow expected  to be generated by the four respiratory products under the agreement with Theravance. The percentage to be paid out directly to shareholders will be 20% of the amounts paid to Elan and the company expects to pay these cash dividends in twice yearly instalments.

Proposed Debt Issuance
Consistent with our financial strategy, Elan currently intends to access the capital markets in the near-term to raise debt financing. It is intended that proceeds from the debt financing, together with available cash on hand, will be used for general corporate purposes, including the Theravance transaction announced today. Further detail on any debt financing will be provided in due course.

Shareholder Approval
In accordance with the Irish Takeover Rules, Elan will convene an Extraordinary General Meeting (EGM) to be held in the next 35 days in connection with the Theravance transaction and other matters.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

As required by the Irish Takeover Rules, the Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance transaction, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance transaction if Elan shareholder approval is obtained, the risk that third parties could challenge the Theravance transaction, even if the Theravance transaction is approved by Elan shareholders and consummated risks related to the development, approval and commercialization of the products or potential products that underlie the royalty participation interest, whether the Theravance transaction will provide diversification benefits to Elan shareholders, the amount of cash flow streams, if any, that will result from the Theravance transaction, whether Elan can successfully access the capital markets to raise debt financing and , as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is  deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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